EXHIBIT 99.1

North American Construction Group Ltd. Withdraws Financial Guidance for 2020

ACHESON, Alberta, April 13, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX: NOA/NYSE: NOA) today announced that due to the ongoing global pandemic, financial guidance for 2020 have been withdrawn.

NACG Chairman and CEO, Martin Ferron, commented:

“Our whole business model is based on the provision of safe and cost effective heavy construction and mine support services to our customers. Clearly, our clients are currently dealing with the extremely negative and wide-ranging impacts of the COVID-19 pandemic. Therefore, discussions are in full swing about how we can best continue to support them in these toughest of times.

It is too early to predict the full effect of these talks on our outlook for this year but we have already begun to flex our highly variable cost structure and capital spending plan to mitigate any adverse changes to our workload and pricing. We hope to have a clearer view by the time we report first quarter earnings in a few weeks. Our performance in that quarter was robust and we expect to at least meet consensus estimates.

We have also taken steps to bolster our liquidity and recently reduced our already manageable debt level, via the call of a convertible debenture. Additionally, our efforts to diversify our business by natural resource and geography continue to gather momentum.”

Forward-Looking Information

The information provided in this release contains forward-looking statements. In particular, it contains forward-looking statements and information relating to our performance in the first quarter and expectations for meeting consensus estimates of our performance. These forward-looking statements are being made by NACG based on certain assumptions we have made in respect thereof as at the date of this news release, regarding, among other things, the timing and duration of disruptions resulting from the pandemic and actions to be taken by energy producers and the bodies that regulate them. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not restricted to, certain assumptions, risks and uncertainties highlighted in our most MD&A for the period ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca